Room 4561
						September 8, 2005

Vincent C. Smith
Chief Executive Officer
Quest Software, Inc.
8001 Irvine Center Drive
Irvine, CA 92618

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	From 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 10, 2005
      From 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 9, 2005


Dear Mr. Smith:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures, page 38

1. We note that you made adjustments to the income tax provision prior to completion of the audit due to material weakness in internal controls over income tax reporting. Supplementally tell us what impact these adjustments had on your quarterly financials. If the impact is material to the quarterly financial information as filed in the Form 10-Qs, tell us what consideration you gave to revising your quarterly financial data on page 37 in the Form 10-K to reflect these adjustments.




Note 1:  Description of Business and Summary of Significant
Accounting Polices

Revenue Recognition, page F-9

2. You indicate that you do not grant a right of return to your customers or resellers, however, we note that you include an allowance for sales returns and cancellations analysis in your
Schedule II - Valuation and Qualifying Account on page S-1.
Please
clarify your return policy and explain the balances disclosed in the
Schedule. If you do offer rights of return, then tell us how your revenue recognition policy complies with paragraph 6 of SFAS 48.

Note 4:  Acquisitions and Disposition

Disposition of Vista Plus, page F-15

3. You indicate that "the sale of Vista was considered as a sale of assets because the product line was not a separate component of Quest with clearly distinguished operations and cash flows apart from the rest of the entity." We further note that Open Text has employed certain Quest employees that supported the Vista line. Reconcile for us how you determined that this transaction did not meet the requirements of paragraph 41 of SFAS 144 to be accounted for as discontinued operations. In that regard, tell us how the Company monitors the operations of its business and tell us which of your operations, if any, you have determined would qualify as a component of an entity.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
??

??

??

??

Mr. Vincent C. Smith
Quest Software, Inc.
September 8, 2005
Page 1